20013064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-18248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2019 (MM/DD/YY) AND ENDING 03/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TimeCapital Securities Corp

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Roosevelt Avenue

(No. and Street)

PORT JEFFERSON STATION (City) NEW YORK (State) 11776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne James 631-331-1400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA, PC

(Name – *if individual, state last, first, middle name*)

260 Middle Country Rd (Address) Selden (City) NY (State) 11784 (Zip Code)

SEC Mail Processing Section

JUN 02 2020

Washington DC 415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Rohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TimeCapital Securities Corp, as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE JAMES
Notary Public State of New York
No. 4678164
Qualified in Suffolk County
Commission Expires Aug. 31, 2022

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMEBR: PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

Time Capital Securities Corporation
New York, NY 10019

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Time Capital Securities Corporation as of March 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Time Capital Securities Corporation as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Time Capital Securities Corporation management. My responsibility is to express an opinion on Time Capital Securities Corporation's financial statements based on my audit. I am a public accounting firm registered ith the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Time Capital Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as lll as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4 have been subjected to audit procedures performed in conjunction with the audit of Time Capital Securities Corporation financial statements. The supplemental information is the responsibility of Time Capital Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4is fairly stated, in all material respects, in relation to the financial statements as a whole.

This is the first year I have served as the auditor for Time Capital Securities Corporation'

Michael Damsky

Michael Damsky CPA, P.C.
Selden, New York
May 29, 2020

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2020

ASSETS		
Cash and cash equivalents	$	103,032
Commissions Receivable		5,556
Other receivables		267
Prepaid expenses		3,628
Intangible asset, net		672
Property, equipment and leasehold improvements, net		57,200
	$	170,355
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	27,464
COMMITMENTS AND CONTINGENCY		
STOCKHOLDERS' EQUITY		
Common Stock, 200 shares authorized 150 shares issued and outstanding		40,000
Additional paid-in capital		397,487
Accumulated deficit		(244,596)
Less Treasury Stock (6 shares)		(50,000)
Total Stockholder's Equity		142,891
	$	170,355

See notes to financial statements and report of independent registered public accountant

TIMECAPITAL SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For the Year Ended March 31, 2020

Revenues:		
Commissions	$	41,776
Agency Fees		985,700
Operating expense reimbursement		511,920
Other Income		98
Total Revenues		1,539,494
Expenses:		
Commissions		673,771
Management fees		339,366
Employee compensation, related payroll taxes, and benfits		383,471
Auto		11,010
Rent		37,920
Telephone		10,166
Office supplies		14,677
Professional fees		24,656
Insurance		18,381
Licenses and permits		15,494
Utilities		13,487
Postage, delivery and e-mail		7,328
Dues and subscriptions		12,670
Equipment rental		8,701
Travel, meals and entertainment		16,060
Other operating expenses		29,712
Total Expenses		1,616,870
Loss Before Provision for Income Taxes		77,376
Provision for Income Taxes		1,945
Net Loss		(79,321)

See notes to financial statements and report of independent registered public accountant

TIMECAPITAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended March 31, 2020

		Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Total
Balances - March 31, 2019	$	40,000	397,487		(165,275)	272,212
Treasury Stock				(50,000)		(50,000)
Net Loss					(79,321)	(79,321)
Balances- March 31, 2020	$	40,000	397,487	(50,000)	(244,596)	142,891

See notes to financial statements and report of independent registered public accountant

TIMECAPITAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended March 31, 2020

Cash Flows from Operating Activities:		
Net Loss	$	(79,321)
Adjustments to reconcile net loss to net cash		
Used in operating activities:		
Depreciation and amortization		3,477
(Increase) Decrease in assets:		
Commission Receivables		1,413
Other receivables		206
Prepaid expenses		202
Decrease in liabilities		
Accounts payable and accrued expenses		1,166
Net Cash Provided by Operating Activities		(72,857)
Cash Flows from Investing Activities		
Computer Purchases		(4,855)
Trademark		(678)
Net Cash Provided by Investing Activities		(5,533)
Net Decrease in Cash and Cash Equivalents		(78,390)
Cash and Cash Equivalents at Beginning of Year		181,422
Cash and Cash Equivalents at End of Year	$	103,032

Supplemental Disclosure of Cash Flows Information:		
Cash Paid During the Year for:		
Income Taxes	$	1,945

TIMECAPITAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
March 31, 2020

Note 1 -Organization and Nature of Business

TimeCapital Securities Corporation, (the "Company") is a securities broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a corporation under the laws of the state of New York on November 26, 1974. The Company is registered in 28 states. The company conducts three types of business. The company is a Mutual Fund retailer, sells Variable Life Insurance and Annuities, tax shelters and limited partnerships. Treasury stock represents the purchase in August 2017 of 6 shares of its stock for 50,000.

Rule 15c3-3 Exemption

The company, under Rule 15c3-3 (k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Note 2 -Summary of Significant Accounting Policies

Revenue Recognition
The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract identified performance obligations have been satisfied. There were no unsatisfied performance obligations at March 31, 2020.

Commission Income
Commission Income is recorded when earned. Agency commission income is recorded when received. Related expenses are recorded when incurred.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Receivables
Receivables consist of commissions from transactions completed during the fiscal year that were collected subsequent to year end. Receivables are written off when they are determined to be uncollectible. As of March 31, 2020, no receivables were considered uncollectible.

Property. Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight- line method over the estimated useful lives which range from three to thirty-nine years. The costs of additions and betterments are capitalized. Expenditures for maintenance and repairs which do not add to the economic life of the asset are expensed as incurred. When items of property, equipment and leasehold improvements are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Intangible Asset

Intangible asset is comprised of a trademark. The trademark is being amortized over 15 years.

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell. Management has determined that there have been no impairments of long-lived assets through March 31, 2020.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes, ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. At March 31, 2020 the company had a net operating loss of 81,649. This would create a deferred tax asset of 20,511. The company believes that this asset will not be realized and would be offset by a valuation allowance. Therefore, the company has not recorded the asset nor the valuation allowance.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company was not required to recognize any amounts from uncertain tax positions.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the years 2017 through 2019 are subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TIMECAPITAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
March 31, 2020

Note 3 -Accounting Development

In February 2017, the FASB issued accounting standard ASI 2016-02 "Leases" (Topic 842) which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. The update is effective for non-public companies for fiscal years beginning after December 15, 2019. The company entered into a lease agreement for office equipment, expiring in March 2023 and will adopt this standard at the appropriate time.

Note 4 – Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

Computers	$ 42,707
Furniture and fixtures	13,146
Leasehold improvements	93,633
Subtotal	149,486
Less: accumulated depreciation	92,286
Net Assets	$ 57,200

Note 5 - Intangible Asset

Intangible asset is summarized as follows:

Trademark	$ 1,801
Less: accumulated amortization	1,129
Net Intangible Asset	$ 672

Amortization expense for the year ended March 31, 2020 was approximately $289. The expected future amortization expense for the intangible asset as of March 31, 2020 will be approximately $68 in each of the next ten years.

Note 6 - Related Party Transactions

The stockholders of TimeCapital Securities Corporation are also stockholders of TimeCapital Investor Advisory Services, Inc. (TCIA). These companies share office facilities, personnel, and operating costs. The Company has an expense allocation agreement with TCIA resulting in the reimbursement of operating expenses to the company of $511,920 for the year ended March 31, 2020

Note 7 - Commitments and Contingency

Operating Leases

The Company had an agreement to rent office space from an affiliated company through common ownership that expired August 31, 2012. This lease is currently on a month to month basis. Rental expense for the year ended March 31, 2020 was $37,920. The Company also entered into a lease agreement for office equipment, expiring in March 2023.

Future minimum commitments under the aforementioned lease agreement are as follows:

Year ending March 31, 2021	$	7,821
Year ending March 31, 2022		7,821
Year ending March 31, 2023		7,821

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of March 31, 2020, are not reasonably assured of being exercised.

Note 8- 401(k) Profit Sharing Plan

The Company sponsors a tax-deferred savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At March 31, 2020, the Company has net capital of $81,124 which is $76,124 in excess of its required minimum net capital of $5,000 (the greater of $5,000 or 6.67% of $1,831 aggregate indebtedness). The ratio of aggregate indebtedness to net capital was 33.85 to 1 as of March 31, 2020.

Note 10- Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains cash balances in certain financial institutions, which at times may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. The Company is subject to credit risk to the extent that the financial institutions may be unable to fulfill its obligation to return the Company's cash held at the financial institution. The Company has not experienced any losses in such accounts nor does it expect to.

Note 11 – Income Taxes

The provision for income taxes is summarized as follows:

Current tax expense:		
Federal	$	0
State		1945
Total provision for income taxes	$	1945

Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated all subsequent events through the date of issuance of the financial statements and has determined that no subsequent events have occurred that would require disclosure in the financial statements.